June 2, 2016

VIA EDGAR CORRESPONDENCE

H. Roger Schwall, Esq.

Assistant Director

Office of Natural Resources

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Barfresh Food Group, Inc.
Post-Effective Amendment No. 1 to Form S-1
Filed April 4,, 2016
File No. 333-203340

Dear Mr. Schwall:

This letter sets forth the responses of Barfresh Food Group, Inc. ( “Barfresh” or the “company”) to your letter, dated May 11, 2016, relating to the Post-Effective Amendment No. 2 to Form S-1 filed by the company on April 4, 2016 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the company are set forth in plain text immediately following each comment. Many of the points set forth herein were discussed during the conference call we held with you and members of the Staff on May 18, 2016.

Barfresh will submit, via EDGAR, Post-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) incorporating required changes once the Staff is satisfied with our replies. Amendment No. 2 will also contain a short explanatory note, per the Staff’s verbal instruction.

Exhibits, page 39

1. We note your response to our prior comment 2, in which you attribute demand for your products that Sysco sells to end-customers to come primarily through the efforts of your sales agents. However, we note that in the transition report on Form 10-K filed on March 30, 2016, within the “Management’s Discussion and Analysis and Results of Operations” on page 17, you disclose that you have been selected as one of five vendors named to Sysco’s “Cutting Edge Solution” (CES) Platform, and as such will receive national advertising and marketing from Sysco. Further, you disclose that all 72 of Sysco’s operating companies will participate in the CES program, and that such companies will be evaluated by Sysco on their success in moving your and the other CES products.

From this disclosure, it appears that Sysco personnel will be incentivized to sell your products to their end-customers. Considering the efforts and incentives of Sysco personnel it does not appear that your sales agents are necessarily primarily responsible for sales to the end-customer.

In your March 30, 2016, Business Update Conference Call, the webcast of which is available at www.barfresh.com/presentations, your President Joseph Cugine discusses your relationship with Sysco. Mr. Cugine explains that you have been able to partner with Sysco’s sales personnel to expand the companies you can reach without increasing your own sales force. Mr. Cugine describes your sales representatives presenting product demonstrations to Sysco sales agents, as opposed to end-use customers. Furthermore, Mr. Cugine states that Sysco is requiring its sales representatives to sell certain volumes of your products.

Given your descriptions of the efforts of Sysco personnel and the attendant increase in your sales attributable to your relationship with Sysco, we believe that this contract is of the type upon which your business is substantially dependent and should be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: We continue to be of the view that based on the facts surrounding the agreement with Sysco Corporation (“Sysco”), and the requirements of Item 601(b)(10), that the Sysco agreement is not an agreement upon which our business is substantially dependent, and as such, is not required to be filed. We will address here each of the points you’ve raised, and also submit additional facts supporting that conclusion.

Company named to Sysco’s “Cutting Edge Solution” (CES) Platform.

You note that in our transition report on Form 10-K, we disclose that we have been selected as one of five vendors named to the Sysco “Cutting Edge Solution (CES)” Platform, and as such will receive national advertising and marketing from Sysco.

It is important to note in this context, that the CES program is in no way incorporated into our vendor contract with Sysco. CES is an annual appointment by Sysco, and we have no contractual rights or obligations under the CES program. It is a marketing program designed to enhance the success of our sales team. While we place great value on the CES program, and acknowledge that inclusion in CES has accelerated rollout of our product throughout the Sysco system, this does not change the fact that our sales team makes every call on every potential customer, demonstrates our products and ultimately is responsible for procuring customers.

Product demonstrations to Sysco sales agents, as opposed to end-use customers.

In your letter you also note that, on our March 30, 2016 Business Update Conference Call, our President Joseph Cugine explained that we have been able to partner with Sysco to expand the number of companies we are able to reach without increasing our own sales force and that Mr. Cugine described our sales representatives presenting products to Sysco sales agents, as opposed to end-customers.

2

The process of presenting our products to the Sysco sales agents was part of the “roll-out” of the CES Program. These demonstrations were conducted to familiarize the Sysco sale personnel with our products. At the beginning of the rollout, many of the Sysco personnel had never seen or tasted our products, or seen them prepared. This initial series of product demonstrations was conducted as a one-time training session to familiarize the Sysco personnel with our products, especially the ease of preparation and lack of waste in the preparation process. Armed with this knowledge, the Sysco personnel were motivated to recommend our products to potential customers. Nonetheless, we have found that we must demonstrate the ease of preparation of our products to the end customer before that customer will commit to purchase products. Any demonstration of our products to a potential end customer is done EXCLUSIVELY by our sales team.

Demonstrating our products at a customer location requires a specialized sales kit, consisting of a commercial blender, portable car freezer and sample cases for frozen products. The cost of each specialized sales kit is approximately $1,000. The Sysco sales personnel do not have these specialized kits. However, each of our own sales representatives is equipped with the product demonstration kit. Therefore every product demonstration to a potential customer is physically conducted by one of our own employees, not by a Sysco employee. Sysco’s role here is to “ride along” with our personnel, sometimes physically coming on sales calls, and sometimes making an introduction or recommendation. However, it is our sales team that must go in, demonstrate the product, and make the sale. For these reasons, we view our sales team as primarily responsible for the end sale – not Sysco.

Sysco is requiring its sales representatives to sell certain volumes of Barfesh products.

There is no minimum sales guarantee in the Sysco contract. The language of the agreement states that nothing in the Agreement “…shall obligate SMS [Sysco Merchandising and Supply Chain Services, Inc.] or any of the Sysco Companies to purchase any Products from Supplier [Barfresh] during the Term of this Agreement”. In fact, Sysco only buys product from us to the extent we are successful in generating demand from the end customers.

As discussed on our conference call, Barfresh has several direct agreements with end customers.

For example, during April of 2015 Barfresh entered into an agreement with a 100-unit family restaurant chain located in the North Western United States. Under the terms of the agreement, Barfresh agreed to provide that customer with a specified delivered price for three selected flavors that was fixed for twelve months. In addition, Barfresh agreed to pay a rebate per pack that is paid directly to the customer and which partially offsets the rebate that Barfresh would otherwise pay to Sysco. This is a typical transaction for Barfresh - Barfresh directly negotiated this contract with the end customer. Sysco had no involvement with the demonstration of the product to the end customer, had no involvement with the training of the end customer’s employees, had no involvement with the provision of point of sale material to the end customer, and had no involvement with negotiating the agreement terms with the end customer. This certain direct rebate customer is a substantial customer, in the nine month period ending December 31, 2015 accounting for over 30% of the 85% “Customer A” as shown in the transition report for Form 10-K filed March 30, 2016 (see Note 12, Business Segments, page F-19). Similar agreements exist with two other regional customers. In total, those three regional customers accounted for 45% of the above-mentioned 85% “Customer A” in the referenced report.

3

As discussed on our recent conference call, we are separately submitting a hard copy of our agreement with Sysco and our agreements with the three regional customers confidentially, for your review, via mail.

2. We have considered your response to prior comment 3. Please provide us supplementally with a copy of the PepsiCo agreement. We refer you to the provisions of Rule 418(b) under Regulation C.

Response:

As discussed on our recent conference call, we are separately submitting a hard copy of our agreement with Pepsico, confidentially, for your review, via mail.

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If you have any questions, please contact our legal counsel:

Libertas Law Group Inc.

Mark Abdou at (310) 359-8742

Ruba Qashu at (949) 355-5405

We appreciate the Staff’s guidance and assistance in this matter.

Very truly yours,

Barfresh Food Group, Inc.

/s/ Riccardo Delle Coste
Riccardo Delle Coste, Chief Executive Officer

cc:	Mr. Joseph Tesoriero, Chief Financial Officer
Mark Abdou, Libertas Law Group, Inc.

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